March 26, 2013

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Karen Rosotto

Re:         Artio Global Investment Funds (the “Trust”) and its respective series:

Artio International Equity Fund (“International Equity Fund”)

Artio International Equity Fund II (“International Equity Fund II”)

Artio Total Return Bond Fund (“Total Return Bond Fund”) and

Artio Global High Income Fund (“Global High Income Fund”)

--- File nos. 33-47507, 811-6652

and

Artio Select Opportunities Fund Inc. (the “Select Opportunities Fund”)

--- File Nos. 333-111901, 811-6017

Dear Ms. Rosotto:

This letter is written in response to the comments that you provided on March 18, 2013 regarding the preliminary proxy statement for the above-referenced Registrant (the “Proxy Statement”), which was filed on Schedule 14A with the Securities and Exchange Commission (“SEC”) on March 8, 2013. The comments of the SEC Staff and the Registrant’s responses are listed below:

Artio Total Return Bond Fund and Artio Global High Income Fund

1.	Comment: In paragraph four of the letter to shareholders, please indicate that Messrs. Quigley and Hopper are expected to continue to manage the Funds following the transaction. Please clarify that Messrs. Quigley and Hopper are the current portfolio managers. Please note that Mr. Pell will no longer be involved with the management of the Funds following the transition. Please confirm that the Funds will continue to follow the same investment strategy.

Response: The Registrant will revise the disclosure as follows:

After the acquisition closes, it is expected that Artio Total Return Bond Fund and Artio Global High Income Fund will continue to be managed by their current portfolio managers, Donald Quigley and Greg Hopper, respectively, along with their teams. Both managers will continue to follow the philosophy, investment strategy and process that has been used throughout their tenure with Artio. Following the transition, Mr. Pell will no longer be involved with the management of the Artio Total Return Bond Fund. Upon joining Aberdeen, the investment teams responsible for the Artio Global Funds will receive the full benefit of Aberdeen’s significant global resources, which include 135 dedicated fixed income investment professionals located in 10 countries. We are confident that, with the Funds’ portfolio management teams intact and the benefits of Aberdeen’s global investment platform, Shareholders of the Artio Global Funds will be in good hands.

2.	Comment: In question 5 of the Frequently Asked Questions (the “Q&A”), please spell out what “Aberdeen’s extensive global investment platform” refers to and state how the shareholders will benefit.

Response: The Registrant will revise the disclosure as follows:

Q: WHO WILL MANAGE MY FUND AFTER THE TRANSACTION?

A: After the Transaction, and subject to Shareholder approval, Total Return Bond Fund and Global High Income Fund will continue to be managed by the Artio High Grade and High Yield Fixed Income teams, respectively, which will join Aberdeen. While retaining the same investment team, these funds can expect to benefit from the knowledge and experience of Aberdeen’s extensive global investment platform, which includes 135 dedicated fixed income investment professionals located in 10 countries, as well as Aberdeen’s stability as a large and established firm. The approval of a New Agreement for each Fund is not in itself a taxable transaction for the Fund or Fund shareholders.

3.	Comment: In the Q&A, please disclose what will happen if the transaction closes but the advisory agreements are not approved by shareholders.

Response: The following disclosure was added to the Q&A:

Q: WHAT HAPPENS IF THE TRANSACTION CLOSES BUT THE AGREEMENTS ARE NOT APPROVED?

A: If the Transaction closes and the Shareholders of a Fund have not approved a New Agreement for that Fund, the Board will take such actions as it deems in the best interest of the Fund, which may include terminating the current agreement with Artio and entering into interim investment advisory agreements with Aberdeen.

4.	Comment: In the Proxy Statement, please disclose whether there are any new fees as a result of the transaction.

Response: The Registrant will revise the disclosure by adding the following:

There are no new fees to the Funds proposed as a result of the Transaction.

5.	Comment: In the section entitled “Information About Aberdeen” of the Proxy Statement, please disclose any conflicts that may arise as a result of Aberdeen’s management of similar funds.

Response: The Registrant will revise the disclosure by adding the following:

The portfolio managers’ management of other accounts and funds may give rise to potential conflicts of interest in connection with their management of the Funds’ investments, on the one hand, and the investments of the other accounts or funds, on the other. The other accounts or funds may have the same investment objective as the Funds. Therefore, a potential conflict of interest may arise as a result of the identical investment objectives, whereby the portfolio manager could favor one account over another. However, Aberdeen believes that these risks are mitigated by the fact that: (i) accounts
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with like investment strategies managed by a particular portfolio manager are generally managed in a similar fashion, subject to exceptions to account for particular investment restrictions or policies applicable only to certain accounts, differences in cash flows and account sizes, and similar factors; and (ii) portfolio manager personal trading is monitored to avoid potential conflicts. In addition, Aberdeen has adopted trade allocation procedures that require equitable allocation of trade orders for a particular security among participating accounts.

In some cases, another account managed by the same portfolio managers may compensate Aberdeen based on the performance of the portfolio held by that account. The existence of such a performance-based fee may create additional conflicts of interest for the portfolio manager in the allocation of management time, resources and investment opportunities. Another potential conflict could include instances in which securities considered as investments for the Funds also may be appropriate for other investment accounts managed by Aberdeen or its affiliates. Whenever decisions are made to buy or sell securities by the Funds and one or more of the other accounts or funds simultaneously, Aberdeen may aggregate the purchases and sales of the securities and will allocate the securities transactions in a manner that it believes to be equitable under the circumstances. As a result of the allocations, there may be instances where the Funds will not participate in a transaction that is allocated among other accounts.

While these aggregation and allocation policies could have a detrimental effect on the price or amount of the securities available to the Funds from time to time, it is the opinion of Aberdeen that the benefits from Aberdeen’s organization outweigh any disadvantage that may arise from exposure to simultaneous transactions.

6.	Comment: In the section entitled “Portfolio Managers” of the Proxy Statement, please clarify what entity the “firm” refers to in the last sentence of the description of Mr. Hopper’s experience.

Response: The Registrant will revise the disclosure as follows:

Greg Hopper received a BA in economics from Beloit College, Beloit Wisconsin in 1980. He began his career at Fleet National Bank, working his way from 1980 through 1983 to a position as International Lending Officer covering the Middle East and Africa. After earning an MBA from Columbia University in 1985 with a concentration in finance and business economics, he worked at Drexel Burnham Lambert from 1985 through 1989, eventually managing portfolios of high yield bonds and preferred stocks as a Portfolio Manager before leaving to join PaineWebber’s Mitchell Hutchins Asset Management. For most of the 1990’s Mr. Hopper worked as a Senior Portfolio Manager at Bankers Trust. He left Bankers Trust after its acquisition by Deutsche Bank to continue managing high yield bonds first at Harris Investment Management, where he inaugurated the firm’s high yield product, and then at Zurich Scudder Investments, where he was responsible for all institutional high yield bond portfolios. In 2002, following Deutsche Bank’s acquisition of Zurich Scudder, Mr. Hopper joined Artio Global Management to launch the firm’s current set of high yield products.

7.	Comment: In the section entitled “Comparison of the Current and New Agreements” of the Proxy Statement, please disclose any material differences between the current and new agreements.

Response: The Registrant will revise the disclosure by adding the following:

Except as described below, each of the Current and New Agreements are substantially similar.
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The New Agreements permit Aberdeen to appoint one or more subadvisers subject to the provisions of the New Agreement and the Investment Company Act of 1940 and any exemptions thereto. Subject to approval by the Artio Funds’ Board of Trustees, the Funds may rely on an exemptive order from the Securities and Exchange Commission (“SEC”) obtained by Aberdeen Asset Management Inc. (“AAMI”) and Aberdeen Funds, an open-end management investment company formed as a Delaware statutory trust consisting of separate series and advised by AAMI, to operate as a manager-of-manager structure as described below. AAMI does not currently utilize un-affiliated subadvisers in reliance on the exemptive order and does not anticipate operating the Funds in reliance of the exemptive order.

The exemptive order allows AAMI, and any other existing or future registered open-end management investment company or series that is advised by AAMI and any entity controlling, controlled by or under common control with, AAMI, subject to the approval of the board of trustees of the funds, to hire, replace or terminate a subadviser (excluding hiring a subadviser which is an affiliate of AAMI) without the approval of shareholders. The order also allows AAMI to revise a subadvisory agreement with an unaffiliated subadviser with the approval of the board of trustees of the funds, but without shareholder approval.

If a new unaffiliated subadviser is hired for a fund, shareholders will receive information about the new subadviser within 90 days of the change. The multi-manager structure allows the funds greater flexibility enabling them to operate more efficiently.

Under the multi-manager structure, AAMI has ultimate responsibility, subject to oversight by the board of trustees of the funds, for overseeing a fund’s subadviser(s) and recommending to the funds’ board of trustees the hiring, termination or replacement of a subadviser. In instances where AAMI hires a subadviser, AAMI performs the following oversight and evaluation services to a subadvised fund:

• initial due diligence on prospective fund subadvisers;
• monitoring subadviser performance, including ongoing analysis and periodic consultations;
• communicating performance expectations and evaluations to the subadvisers; and
• making recommendations to the funds’ board of trustees regarding renewal, modification or termination of a subadviser’s contract.

8.	Comment: In the section entitled “Expense Limitations” of the Proxy Statement, please disclose how long the expense limitation arrangements are in effect.

Response: The disclosure in the proxy regarding the expense limitation agreements have been revised as follows:

Expense Limitations. Total Return Bond Fund and Global High Income Fund each currently operates under expense limitation arrangements, as detailed in the following table. The current expense limitation arrangements are in effect through February 28, 2014. Aberdeen has represented that it will honor the terms of any current expense limitation arrangements.

9.	Comment: In the section entitled “Economies of Scale” within the section entitled “Boards’ Evaluation and Recommendation” of the Proxy Statement, please disclose how Aberdeen intends to grow the Funds and whether there will be any increase in fees as a result.

Response: The Registrant will revise the disclosure by adding the following:
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Aberdeen intends to market and distribute the Funds on a best efforts basis. Should there be an increase in the assets under management of the Funds over time, such increases are anticipated to only further enhance the operational efficiency of the Funds and it is hoped that there will ultimately be a corresponding reduction the Funds’ overall expense ratios.

10.	Comment: With regard to the section entitled “Trustee Compensation” of the Proxy Statement, please explain the compensation arrangement for Kenneth Kapner.

Response: Mr. Kapner is the President and CEO of Global Financial Markets Institute Inc. The Funds have contracted with Global Financial Markets Institute Inc. to provide consulting services to the Funds with regard to risk management oversight and is paid an annual fee of $12,000 for its services. In connection with his role as a consultant, the Board has also appointed Mr. Kapner as a Vice President of the Funds.

Artio International Equity Fund, Artio International Equity Fund II, and Artio Select Opportunities Fund Inc.

11.	Comment: In paragraph four of the letter to shareholders, please delete “stable” from the discussion of the Portfolio Management team. It is potentially misleading if anyone has left the team within the past 10 years. Please note the new portfolio managers and the new investment strategies.

Response: The Registrant will revise the disclosure as follows:

After the acquisition closes, the Artio Global Funds will be managed by Aberdeen’s Global Equity team, a dedicated team of 16 professionals based in Edinburgh, Scotland. The following portfolio managers are expected to be primarily responsible for the day-to-day portfolio management of each of the Artio Global Funds: Stephen Docherty, Bruce Stout, Andrew McMenigall, Jamie Cumming, CFA® and Samantha Fitzpatrick, CFA®. The Global Equity team is a ~~stable,~~ cohesive group of investment professionals who have worked together for approximately 10 years, managing international and global equity strategies, which are core offerings of Aberdeen that rely on fundamental, bottom-up stock selection. The strategies are highly research-driven and based on extensive company due diligence. Aberdeen’s Global Equity team collaborates with and is supported by almost 90 Aberdeen equity investment professionals around the world. These “on-the-ground” global resources visit an average of 4,100 companies per year. Aberdeen believes this depth of research gives its portfolio managers a competitive advantage, and we are confident that with Aberdeen and its Global Equity team, Shareholders of the Artio Global Funds will be in good hands. Each of the Funds’ investment objective and strategies will not materially change as a result of the Transaction.

12.	Comment: In question 5 of the Q&A, please note that the portfolio managers will change and that there will be new investment strategies in connection with that change, if applicable. Please disclose the names of the new Portfolio Managers. Please describe, in the body of the Proxy Statement, any material differences in the investment strategies. In particular, note in the response whether the addition of “Global” to the name of the Select Opportunities Fund will result in any changes to the investment strategy.

Response: The Registrant does not believe that the addition of “Global” to the name of the Select Opportunities Fund will result in any material change to the investment strategy of that Fund
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The Registrant will revise the disclosure as follows:

Q: WHO WILL MANAGE MY FUND AFTER THE TRANSACTION?

A. After the Transaction, and subject to Shareholder approval, the Artio Global Funds will be managed by members of the experienced and stable Aberdeen Global Equity team. The following portfolio managers are expected to be primarily responsible for the day-to-day portfolio management of each of the Artio Global Funds: Stephen Docherty, Bruce Stout, Andrew McMenigall, Jamie Cumming, CFA® and Samantha Fitzpatrick, CFA®. The Proxy Statement contains more information regarding the Aberdeen Global Equity team, and its strong long-term performance in global and international equity strategies. Each of the Funds’ investment objective and strategies will not materially change as a result of the Transaction. Following the Transaction, the Aberdeen Global Equity team will restructure each Fund’s portfolio in accordance with its investment program and in continuance of each Fund’s investment objective and strategies. The Funds may engage a transition manager to assist with this restructuring. During this period, the Funds, and indirectly each shareholder, will be subject to increased transaction costs in connection with the restructuring, including any brokerage or trading expenses attributable to the disposition and reinvestment of the Fund’s assets. These initial transaction costs are not expected to be recurring.

Aberdeen expects any repositioning to be done in a manner that minimizes transaction costs and mitigates adverse tax consequences. While the approval of a New Advisory Agreement and Sub-Advisory Agreement for a Fund is not in itself a taxable transaction for the Fund or Fund Shareholders, repositioning the Fund’s investment portfolio will result in many of the Fund’s positions being sold which may result in taxable gain or loss to the Fund. Given each Fund’s tax loss carry-forwards, it is currently not expected that this repositioning will result in a taxable gain to Fund Shareholders.

13.	Comment: In the Q&A, please disclose what will happen if the transaction closes, but the agreements are not approved.

Response: The following disclosure was added to the Q&A:

Q: WHAT HAPPENS IF THE TRANSACTION CLOSES BUT THE AGREEMENTS ARE NOT APPROVED?

A: If the Transaction closes and the Shareholders of a Fund have not approved a New Agreement for that Fund, the relevant Board will take such actions as it deems in the best interest of the Fund, which may include terminating the current agreement with Artio and entering into interim investment advisory agreements and interim sub-advisory agreements with Aberdeen.

14.	Comment: In the Proxy Statement, please disclose whether there are any new fees as a result of the transaction.

Response: The Registrant will revise the disclosure by adding the following:

There are no new fees to the Funds proposed as a result of the Transaction.
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15.	Comment: In the section entitled “Information About Aberdeen” of the Proxy Statement, please disclose any conflicts that may arise as a result of Aberdeen’s management of similar funds.

Response: The Registrant will revise the disclosure by adding the following:

The portfolio managers’ management of other accounts and funds may give rise to potential conflicts of interest in connection with their management of the Funds’ investments, on the one hand, and the investments of the other accounts or funds, on the other. The other accounts or funds may have the same investment objective as the Funds. Therefore, a potential conflict of interest may arise as a result of the identical investment objectives, whereby the portfolio manager could favor one account over another. However, Aberdeen believes that these risks are mitigated by the fact that: (i) accounts with like investment strategies managed by a particular portfolio manager are generally managed in a similar fashion, subject to exceptions to account for particular investment restrictions or policies applicable only to certain accounts, differences in cash flows and account sizes, and similar factors; and (ii) portfolio manager personal trading is monitored to avoid potential conflicts. In addition, Aberdeen has adopted trade allocation procedures that require equitable allocation of trade orders for a particular security among participating accounts.

In some cases, another account managed by the same portfolio managers may compensate Aberdeen based on the performance of the portfolio held by that account. The existence of such a performance-based fee may create additional conflicts of interest for the portfolio manager in the allocation of management time, resources and investment opportunities. Another potential conflict could include instances in which securities considered as investments for the Funds also may be appropriate for other investment accounts managed by Aberdeen or its affiliates. Whenever decisions are made to buy or sell securities by the Funds and one or more of the other accounts or funds simultaneously, Aberdeen may aggregate the purchases and sales of the securities and will allocate the securities transactions in a manner that it believes to be equitable under the circumstances. As a result of the allocations, there may be instances where the Funds will not participate in a transaction that is allocated among other accounts.

While these aggregation and allocation policies could have a detrimental effect on the price or amount of the securities available to the Funds from time to time, it is the opinion of Aberdeen that the benefits from Aberdeen’s organization outweigh any disadvantage that may arise from exposure to simultaneous transactions.

16.	Comment: In the section entitled “Related Performance” of the Proxy Statement, please revise the first sentence to add “substantially” before similar investment objectives. As required under the Nicholas Applegate No-Action Letter, please show all accounts with substantially similar objectives, policies, and strategies. In the composite, total return must be shown net of all fees not just net of the management fees. Add standard disclosure to indicate that if the relevant Fund’s fees were included, returns would be lower. Add disclosure to indicate that the managed accounts are not registered under the 1940 Act and are not subject to certain investment restrictions, limitations, and diversification requirements imposed by the 1940 Act and the Internal Revenue Code diversification requirements and if the accounts had been registered, performance may have been different.

Response: The Registrant will revise the disclosure as follows:

Related Performance. International Equity Fund, International Equity Fund II and Select Opportunities Fund have substantially similar investment objectives, policies and strategies as existing funds and managed accounts that are advised by Aberdeen. Listed below is “composite performance” for the Aberdeen International Equity Composite and the Aberdeen Global Equity
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Composite with regard to all of these substantially similarly managed accounts. The Aberdeen International Equity Composite is made up of 18 portfolios globally, the substantial majority of which are not U.S.-registered investment companies. The Aberdeen Global Equity Composite is made up of 48 portfolios globally, the substantial majority of which are not U.S.-registered investment companies. (Each of the Aberdeen International Equity Composite and the Aberdeen Global Equity Composite is referred to as a “Composite,” and collectively are referred to as the “Composites”). The returns presented in the Composites are time-weighted total rates of return including cash and cash equivalents, income and realized and unrealized gains and losses. The returns include the reinvestment of dividends. The fees and expenses of the accounts that make up the composites are generally lower than the applicable Fund’s expenses and if the applicable Fund’s expenses had been used, the returns shown below would be lower.

The performance information below is for the Composites as of December 31, 2012. The table shows how each Composite’s total return has varied over the last one-, three-, and, five-year periods, and shows performance as compared with a broad-based securities market index for reference. The past performance of each composite has been calculated net of all ~~a representative management~~ fees. The Composites are comprised substantially of funds and accounts that are not subject to the same diversification requirements, specific tax restrictions and investment limitations imposed on the Funds by the Investment Company Act of 1940 and subchapter M of the Internal Revenue Code. As a result, the performance results may have been adversely affected if all of the funds and accounts in the Composites had been regulated as investment companies under federal securities laws.

The past performance of the composites is no guarantee of future results in managing the fund. The information below does not represent the performance of International Equity Fund, International Equity Fund II and Select Opportunities Fund or any predecessor to any such Fund and is no indication of how the Funds would have performed in the past or how they will perform in the future.

17.	Comment: In the section entitled “Comparison of the Current and New Agreements” of the Proxy Statement, disclose any material differences between the agreements.

Response: The Registrant will revise the disclosure by adding the following:

Except as described below, each of the Current and New Agreements are substantially similar.

The New Agreements permit Aberdeen to appoint one or more subadvisers subject to the provisions of the New Agreements and the Investment Company Act of 1940 and any exemptions thereto. Subject to approval by the Artio Funds’ Board of Directors/Trustees, the Funds may rely on an exemptive order from the Securities and Exchange Commission (“SEC”) obtained by Aberdeen Asset Management Inc. (“AAMI”) and Aberdeen Funds, an open-end management investment company formed as a Delaware statutory trust consisting of separate series and advised by AAMI, to operate as a manager-of-manager structure as described below. AAMI does not currently utilize un-affiliated subadvisers in reliance on the exemptive order and does not anticipate operating the Funds in reliance of the exemptive order.

The exemptive order allows AAMI, and any other existing or future registered open-end management investment company or series that is advised by AAMI and any entity controlling, controlled by or under common control with, AAMI, subject to the approval of the board of trustees of the funds, to hire, replace or terminate a subadviser (excluding hiring a subadviser which is an affiliate of AAMI)
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without the approval of shareholders. The order also allows AAMI to revise a subadvisory agreement with an unaffiliated subadviser with the approval of the board of trustees of the funds, but without shareholder approval.

If a new unaffiliated subadviser is hired for a fund, shareholders will receive information about the new subadviser within 90 days of the change. The multi-manager structure allows the funds greater flexibility enabling them to operate more efficiently.

Under the multi-manager structure, AAMI has ultimate responsibility, subject to oversight by the board of trustees of the funds, for overseeing a fund’s subadviser(s) and recommending to the funds’ board of trustees the hiring, termination or replacement of a subadviser. In instances where AAMI hires a subadviser, AAMI performs the following oversight and evaluation services to a subadvised fund:

• initial due diligence on prospective fund subadvisers;
• monitoring subadviser performance, including ongoing analysis and periodic consultations;
• communicating performance expectations and evaluations to the subadvisers; and
• making recommendations to the funds’ board of trustees regarding renewal, modification or termination of a subadviser’s contract.

18.	Comment: In the section entitled “Expense Limitations” of the Proxy Statement, disclose how long the expense limitation arrangements are in effect.

Response: The disclosure in the proxy regarding the expense limitation agreements have been revised as follows:

Expense Limitations. Select Opportunities Fund currently operates under expense limitation arrangements, as detailed in the following table. The current expense limitation arrangements are in effect through February 28, 2014. Aberdeen has represented that it will honor the terms of any current expense limitation arrangements. There are no expense limitation arrangements for International Equity Fund and International Equity Fund II.

19.	Comment: In the section entitled “Economies of Scale” within the section entitled “Boards’ Evaluation and Recommendation” of the Proxy Statement, please disclose how Aberdeen intends to grow the Funds and whether there will be any increase in fees as a result.

Response: The Registrant will revise the disclosure by adding the following:

Aberdeen intends to market and distribute the Funds on a best efforts basis. Should there be an increase in the assets under management of the Funds over time, such increases are anticipated to only further enhance the operational efficiency of the Funds and it is hoped that there will ultimately be a corresponding reduction the Funds’ overall expense ratios.
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Please contact the undersigned at 617-662-1745 in connection with any questions or comments regarding the filing.

Sincerely,

/s/ Tracie A. Coop
Tracie A. Coop
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EXHIBIT

March 26, 2013

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Karen Rosotto

Re:         Artio Global Investment Funds (the “Trust”) and its respective series:

Artio International Equity Fund (“International Equity Fund”)

Artio International Equity Fund II (“International Equity Fund II”)

Artio Total Return Bond Fund (“Total Return Bond Fund”) and

Artio Global High Income Fund (“Global High Income Fund”)

--- File nos. 33-47507, 811-6652

and

Artio Select Opportunities Fund Inc. (the “Select Opportunities Fund”)

--- File Nos. 333-111901, 811-6017

Dear Ms. Rosotto:

In connection with the preliminary proxy statements for the above-referenced Registrants (the “Proxy Statements”), which were filed on Schedule 14A with the Securities and Exchange Commission (“SEC”) on March 8, 2013, the Registrants hereby acknowledge that:

•	the Registrants are responsible for the adequacy and the accuracy of the disclosure in the Proxy Statements;
•	comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Proxy Statements reviewed by the SEC Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the Proxy Statements; and
•	the Registrants may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrants.

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Please do not hesitate to contact the undersigned at 617-662-1745 if you have any questions concerning the foregoing.

Sincerely,

/s/ Tracie A. Coop
Tracie A. Coop
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